Filed by Sirius International Insurance Group, Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Filer: Sirius International Insurance Group, Ltd. Subject Company: Easterly Acquisition Corp. (SEC File No. 001-37522) INVESTOR PRESENTATION September 2018

DISCLAIMER IMPORTANT INFORMATION This presentation is for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Proposed Transaction”) between Easterly Acquisition Corp. (“Easterly”) and Sirius International Insurance Group, Ltd. (“Sirius Group” or the “Company”). The information contained in this presentation does not purport to be all inclusive. The data contained herein is derived from various internal and external sources. The information contained in this presentation is not, and should not be assumed to be, complete and does not present all the information that investors may require or desire in considering the Proposed Transaction. It is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. Any data on past performance or modeling contained in this presentation is no indication as to future performance. Neither Easterly nor Sirius Group assume any obligation to update the information in this presentation. No securities commission or securities regulatory authority or other authority in the United States or any other jurisdiction has in any way passed upon the merits of the Proposed Transaction or the accuracy or adequacy of this presentation. NO OFFER OR SOLICITATION This presentation is neither an offer to sell, nor the solicitation of an offer to sell any securities, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or in a transaction exempt from the registration requirements of that Act. ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication relates to a proposed business combination (the “Proposed Transaction”) between Easterly and Sirius Group and may be deemed to be solicitation material in respect of the Proposed Transaction. Easterly previously filed with the SEC reports on Form 8-K regarding the Proposed Transaction contemplated by the Merger Agreement, which included the Merger Agreement and the Amendment to the Merger Agreement as exhibits thereto. All parties desiring details regarding the Proposed Transaction, including the Merger, are urged to review these documents, which are available at the SEC’s website (http://www.sec.gov) The Proposed Transaction will be submitted to the stockholders of Easterly for their approval. In connection with the Proposed Transaction, Sirius Group has filed with the SEC a Registration Statement on Form S-4 that included a proxy statement of Easterly and a prospectus of Sirius Group. This communication is not a substitute for the Registration Statement on Form S-4 or any other documents that Sirius Group or Easterly may file with the SEC or that Easterly may send to its stockholders in connection with the Proposed Transaction. After the Registration Statement on Form S-4 is declared effective, Easterly will mail a definitive proxy statement/prospectus to its stockholders in connection with Easterly’s solicitation of proxies for the special meeting of Easterly stockholders to be held to approve the business combination and related transactions. This communication does not contain all the information that should be considered concerning the Proposed Transaction, including relevant risk factors included in the preliminary proxy statement/prospectus. It is not intended to provide the basis for any investment decision or any other decision in respect to the Proposed Transaction. Easterly stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus, the amendments thereto, and the definitive proxy statement/prospectus (including any documents incorporated by reference therein), as these materials will contain important information about Sirius Group, Easterly and the Proposed Transaction. Investors and stockholders can obtain free copies of the preliminary proxy statement/prospectus and other documents filed with the SEC by Sirius Group and Easterly through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the proxy statement/prospectus once it is available from Sirius Group and Easterly by accessing Sirius Group’s website at www.siriusgroup.com and Easterly’s website at www.easterlyacquisition.com. CERTAIN INFORMATION This presentation includes information based on independent industry publications and other sources. Although we believe that the data presented is reliable, we have not independently verified such information. You should not construe the contents of this presentation as legal, accounting, business or tax advice and you should consult your own professional advisors as to the legal, accounting, business, tax, financial or other matters contained herein. None of Easterly, Sirius Group, nor any of their respective affiliates, directors, officers, management, employees, representatives and advisors makes any representation or warranty, express or implied, as to the accuracy or completeness of any of the information contained herein, or any other information (whether communicated in written or oral form) transmitted or made available to you. PARTICIPANTS IN SOLICITATION Easterly and Sirius Group, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Easterly stockholders in respect of the Proposed Transaction. Information about the directors and executive officers of Easterly and Sirius Group and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, is set forth in the proxy statement / prospectus that forms a part of Sirius Group’s Registration Statement on Form S-4. Investors may obtain additional information about the interests of such participants by reading such proxy statement/prospectus. FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements,” including statements relating to the expected closing of the Proposed Transaction and business prospectus of the combined company following the Proposed Transaction. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would”“ and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements are based on the current expectations of the management of Sirius Group and Easterly, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. For Sirius Group, these risks and uncertainties include, but are not limited to, Sirius Group’s exposure to unpredictable catastrophic and casualty events and unexpected accumulations of attritional losses; increased competition from existing insurers and reinsurers and from alternative capital providers, such as insurance-linked funds and collateralized special purpose insurers; decreased demand for Sirius Group’s insurance or reinsurance products; consolidation and cyclical changes in the insurance and reinsurance industry; the inherent uncertainty of estimating loss and loss adjustment expenses reserves, including asbestos and environmental reserves, and the possibility that such reserves may be inadequate to cover Sirius Group’s ultimate liability for losses; a decline in Sirius Group’s operating subsidiaries’ ratings with rating agencies; the limited liquidity and trading of Sirius Group’s securities following the Proposed Transaction; the ability to recognize the anticipated benefits of the Proposed Transaction; and costs related to the Proposed Transaction and Sirius Group’s status as a publicly traded company. For Easterly, these risks and uncertainties include, but are not limited to, the successful combination of Easterly with Sirius Group’s business; amount of redemptions; the ability to retain key personnel; and the ability to achieve stockholder and regulatory approvals and to successfully close the transaction. Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of Sirius Group and Easterly prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional information on these and other factors that may cause actual results and performance to differ materially is included in Easterly’s periodic reports filed with the SEC, including but not limited to Easterly’s Form 10-K for the year ended December 31, 2017 and subsequent Forms 10-Q, and in Sirius Group’s Registration Statement on Form S-4 filed with the SEC. Copies may be obtained by contacting Easterly or Sirius Group, as appropriate, or by visiting www.sec.gov. Except to the extent required by applicable law or regulation, Sirius Group and Easterly undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events. PROJECTIONS Any estimates, forecasts or projections set forth in this presentation have been prepared by Sirius Group and/or Easterly management in good faith on a basis believed to be reasonable. Such estimates, forecasts and projections involve significant elements of subjective judgment and analysis as well as risks (many of which are beyond our control). As such, no representation can be made as to the attainability of our forecasts and projections. Investors are cautioned that such estimates, forecasts or projections have not been audited and have not been prepared in conformance with generally accepted accounting principles. For a listing of risks and other factors that could impact our ability to attain our projected results, please see “Forward-Looking Statements” above. Please refer to slides 50 and 51 for key assumptions underlying projections. USE OF NON-GAAP FINANCIAL MEASURES This communication includes non-GAAP financial measures. Definitions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included elsewhere in this communication. 2

TABLE CONTENTS OF Introduction to Sirius Group 4 Consolidated Financial Overview 18 Transaction Overview and Timing 25 Appendix 29 3

INTRODUCTION TO SIRIUS GROUP

INTRODUCTION PRESENTERS TO Allan Waters Chairman and Chief Executive Officer  Sirius Group CEO since 2007, Chairman since sale to CMI Group Returned $2.6bn capital to White Mountains under prior ownership Notable transactions include $3.3bn sale of FF Insurance; $1.9bn acquisition of OneBeacon Kip Oberting President and Chief Financial Officer Monica Cramér Manhem Chief Operating Officer Sirius Group CFO since 2016  Sirius International (Stockholm) CEO since 2014 CFO of Montpelier Re (2004-2008) Chairperson of Sirius Bermuda since 2016   First joined WTM in M&A role in 1995 First joined Sirius Group in 1985   Avshalom Kalichstein Chief Executive Officer and Director Managing Principal of Easterly LLC Over $50bn of executed transaction value in financial services 5

INVESTMENT HIGHLIGHTS Track record of strong public company shareholder returns: proactive, owner-oriented capital management; profit-oriented underwriting culture; accretive M&A execution Proven Leadership Unique Underwriting Franchise European, U.S., A&H, and diversifying suite of insurance and reinsurance businesses, consistently delivering average 5% combined ratio outperformance relative to industry Decades of market leadership and performance includes sticky relationships with Managing General Underwriters (MGUs) that are profit-aligned with Sirius Group; recent acquisitions position for growth Best-in-Class A&H Platform Heavy Specialty Growth Focus Sirius Group is scaling up, expecting 17% earnings CAGR from 2018E – 2020E 6

FOUNDATION FOR OUTPERFORMANCE AND GROWTH

Sirius Group punches above its weight and is positioned to scale up and grow profitably

Sirius Group

Superior Underwriting Franchise

- World-class underwriting team with proven results
  - Property franchise
  - A&H franchise
- Disciplined and opportunistic growth

Proven Strategic Execution

- Track record of shareholder value creation
  - Sirius Group generated over 15%[(1)] annualized return to White Mountains from 2009 until 1Q16
- Tens of billions of dollars of transactional experience in building businesses: strategic investments, pioneering sidecar and runoff transactions, divestitures, and JV's

Global Toolkit

European Paper	U.S. Admitted and Non-Admitted Paper	Bermudian Paper	Lloyd's Paper

(1) Includes impact of WTM sale to CMIG; Operating return without impact is 13%.

Sirius Group Easterly Acquisition
7

DIFFERENTIATED BUSINESS PROFILE

Sirius Group is favorably positioned across complementary business segments

Sirius Group Reporting Segments

Global Property

- Market leading, diversified, global portfolio written in over 100 countries
- Sticky customer relationships built over several decades
- Book is protected through 14 proportional retrocession treaties targeted to selected geographies

Global A&H

- World class (re)insurance capabilities including 2 acquired MGUs, with a track record of consistent outperformance
- Wide range of specialty products with long-term partners, high persistency and outsized growth prospects

Specialty & Casualty

- Several complementary lines including: Aviation & Space, Trade Credit, and Marine
- Contains primary growth lines: Primary Surety & Environmental and Casualty & Long-Term Life Reinsurance
- Evaluating opportunistic life reinsurance blocks sized $100mm+

Run-Off & Other (Sirius Global Solutions)

- Dedicated team with proven results acquiring and managing legacy liabilities
- Complements Sirius Group's core, shorter-tailed businesses

Gross Premiums Written



Run-Off & Other
1%
Specialty
& Casualty
17%
Global
A&H
27%
Global
Property
55%

2018E: $1.9bn

Composite Result And Related Net Fee Income(1)



Run-Off & Other
3%
Specialty &
Casualty
13%
Global A&H
25%
Global
Property
59%

2018E: ~$360mm

(1) Net Premiums Earned and MGU net fee income less allocated loss and loss adjustment expenses and insurance acquisitions expenses.

Sirius Group Easterly Acquisition
8

UNIQUE EUROPEAN FRANCHISE

Sirius Group's market-leading European (re)insurance operations distinguish it from its Bermuda peers

Stockholm-led Branch Franchise

- Sirius International is **the largest reinsurance company in Scandinavia** and a leading reinsurer in Europe
- **Highly diversified book** with **deep non-US market penetration**
- **Local branch network** generates deeper client relationships and market knowledge
- **73 year history** with client loyalty and lower price elasticity
- **GPW of $0.8bn**[(1)]
- **86% combined ratio** since 2004
- Scalable Lloyd's platform with 2018 stamp capacity of **~£102mm**



Toronto
New York
Glastonbury
Bermuda
Miami
Shanghai
Labuan
Singapore
Sydney
Stockholm
Head office
London
Hamburg
Liege
Zurich

(1) Year ended 12/31/17.

9

SUPERIOR DISTRIBUTION AND LOCAL RELATIONSHIPS Sirius Group maintains a more diversified distribution network and is less reliant on the large brokers compared to its peers Overview  Significant focus on local and regional relationships:   Nearly 2,000 clients in over 140 countries and with over 7,000 treaties Well diversified distribution channels providing access to business  Strong, lasting partnerships:   High-retention, long-term partnerships with 8 leading, profit-oriented North American MGUs In-house MGUs Armada and IMG bring Sirius Group closer to the consumer By Geography(1) By Intermediary AON / Benfield 22% Other 41% Americas 41% Europe 59% G Carp ter 1 WT Butler 10% Willis Group 9% 2017 Gross Written Premiums: $1.4bn Source: Company materials. (1) Europe represents Sirius International and Americas represents Sirius America and Sirius Bermuda. All figures are before intercompany reinsurance. 10

PERSISTENT AND DEEP CLIENT RELATIONSHIPS Sirius Group’s 73 year history and its commitment to clients result in a book of business with high client retention Long-Term Customer Relationships 29% of book 20+ years <10 years 25% of book 10-20 years 11 Sirius Group’s longevity and depth of client relationships are unique among Bermuda peers

SIRIUS GROUP’S STRONG BRAND & MARKET RECOGNITION Sirius Group is respected for its deep underwriting history, broad geographical reach, and distinct distribution and specialty capabilities Sirius Group Awards & Recognition 2018: Sirius International ranks #1 in Willis Re’s internal qualitative index when reviewing the performance of all reinsurers active in EMEA Community Feedback “Great partner for catastrophe business” “Leading go-to market for A&H products”  Sirius further ranked #1 on commerciality and quoting, #2 on pricing, and #7 on capacity provided in the region “One of Allianz Re’s top 10 capacity providers” 2014: Awarded best reinsurer (with GWP <$2bn) for innovation in Europe by Intelligent Insurer  “Sirius is the only reinsurer on Cigna’s worldwide health reinsurance program” 2012: A&H survey of London market underwriters ranks Sirius Group as #1 (together with two other syndicates)  “WT Butler solely uses Sirius in the London market” “Sirius is one of the main leaders for Hiscox on their proportional U.S. property business influencing commission terms” 2011: Sirius International ranked #1 globally for underwriting & customer service in Willis published qualitative index  12

SUPERIOR RELATIONSHIPS PROTECT MARGIN IN SOFT MARKETS Sirius Group’s long-standing client relationships, especially with local and regional clients, mute the impact of global underwriting pricing cycles on its risk portfolio Sirius Group Relative Rate Change vs. Industry: 4Q Moving Average 3.0% 2.5% 2.4% 2.0% 2.0% 1.9% 1.5% 1.0% 0.5% 0.0% Q2'14 Q3'14 Q4'14 Q1'15 Q2'15 Q3'15 Q4'15 Q1'16 Q2'16 Q3'16 Q4'16 Q1'17 Q2'17 Q3'17 Q4'17 Q1'18 Source: Marsh McLennan Survey and Company. 13 Insurance Industry (1.5%) (2.0%) (2.8%) (3.5%) (3.9%) (4.4%) (4.6%) (4.5%) (4.3%) (3.9%) (3.4%) (3.1%) (2.7%) (2.3%) (1.3%) (0.5%) Average 2.1% 1.7% 1.5% 1.3% 1.2% 0.9% 0.5% 0.4% 1.7% 1.5% 1.2% 0.9% 0.1%

BEST-IN-CLASS A&H PLATFORM Sirius Group’s unique and integrated MGU strategy has produced operational outperformance and attractive acquisition targets Pillars of Strategy Industry recognized, market leading underwriting Partnership with leading MGUs, who are profit-aligned Acquisition platform  Global leaders for decades  Strong underwriting & profit focus  Products ranging from disability, travel medical, stop-loss, accident, and ex-pat health coverages written on a global basis  Profit-oriented MGUs move to Sirius Group’s paper  High-retention, long-term partnerships with 8 leading, profit-oriented North American MGUs  Generates significant premium on Sirius Group’s paper  MGUs retain a share of underwriting results to create alignment  Activity leads to potential M&A opportunities  2017 IMG $20 million EBITDA(1) & $165 million premium capture  2017 Armada $19 million EBITDA(1) & $107 million premium capture  More opportunities available (1) Excludes transaction-related gains and expenses. 14

SUPERIOR GROWTH IN UNIQUE AND SPECIALIZED CLASSES Recent and ongoing franchise investments are expected to drive significant diversifying premium growth Lines of Business Capital Utilization • Property Cat Excess Property per Risk Pro Rata Property Direct Facultative • • • • Agriculture Aviation & Space Trade Credit Marine High (driven by property) Core Business • • Proven Growth Engine • • Accident & Health MGUs Low • • • • Casualty Reinsurance Primary Surety Primary Environmental Long-term Life Reinsurance Growth Initiatives Low 15

MEANINGFUL BENEFITS OF DIVERSIFICATION Sirius Group offers a complementary suite of insurance products that provide diversification and capital efficiency Gross Premiums Written by Reporting Segment Run-Off & Other <1% Run-Off & Other <1% Only 15% of total GPW represents Property Cat Specialty Casualty 17% Specialty & Casualty 24% Global Property 51% Global Property 55% A&H 27% Global A&H 24% 2018E: $1.9bn 2020E: $2.3bn Capital Efficiency of Diversification(1) (2) BSCR (Pre-Diversification) Diversification Benefit Required Capital (1) Sirius Bermuda, top operating company, as of 12/31/17. (2) Bermuda Solvency Capital Ratio 16 $1,756 $902 49% Diversification Benefit $854

INVESTMENT PORTFOLIO

Sirius Group employs a total return, opportunistic investment approach

Current Investment Portfolio

- Currently conservatively allocated
- Bulk of the fixed income portfolio is deployed with 3rd party global managers
  - Out of $3.6 billion cash and investments, Sirius Investment Advisors "in-house" manages ~$900mm
- Duration is 2.1 years and average credit rating is AA

Asset Allocation:



Fixed Income Funds 5%
Alternatives & Other 7%
Equity Securities 8%
Cash 4%
Fixed Income 76%

Total: $3.6 billion(1)

Fixed Income Quality:



BBB 8%
NIG 4%
A 13%
AA 7%
AAA 68%

Target Investment Portfolio

- Ensure strong policyholder security through a high quality fixed income portfolio
- Capacity to increase exposure to strategic & risk assets relative to enterprise capacity
  - Business plan assumes total allocation of risk assets relative to Group common equity to increase up to 60% by end-of-year 2020
  - This would represent ~35% of the total investment portfolio

(1) As of 6/30/2018. Includes certain reclassifications from GAAP presentation.

Sirius Group | Easterly Acquisition
17

CONSOLIDATED FINANCIAL OVERVIEW

Consistent High Performance

Sirius Group has demonstrated consistent and prudent underwriting growth

Strong underwriting growth…



Net Earned Premium
($ in millions)
Gross Written Premium
GWP 2014A-2020E CAGR: 12.3%
$1,137
$1,161
$1,269
$1,439
$1,887
$2,065
$2,281
$874
$847
$890
$1,035
$1,253
$1,478
$1,661
2014A
2015A
2016A
2017A
2018E
2019E
2020E

…and prudent underwriting…



Combined Ratio
Avg. Combined Ratio (1)
Combined Ratio
Combined Ratio ex. Cat
89.9%
76.5%
85.1%
94.0%
107.6%
86.5%
89.3%
88.2%
69.8%
82.6%
81.8%
82.6%
80.7%
79.5%
79.3%
2014A
2015A
2016A
2017A
2018E
2019E
2020E

…driving strong ROE…



Cash ROE(2)
Normalized Operating Return (3)
16.5%
13.7%
7.6%
(5.9%)
11.4%
11.7%
0.9%
(2.9%)
10.1%
10.4%
12.2%
2014A
2015A
2016A
2017A
2018E
2019E
2020E

Average Undeployed Capital (4) ($mm): $916 $1,063 $1,170 $790

…and Earnings



Cash Earnings(2)
($ in millions)
$186
$206
$19
($58)
$194
$213
$265
2014A
2015A
2016A
2017A
2018E
2019E
2020E

(1) Average from 2009-2017. (2) Cash earnings defined as pro-forma comprehensive "cash" net income, which excludes $15.8mm of non-cash amortization expense associated with IMG and Armada acquisitions and transaction-related expenses totaling $72mm related to CMIG acquisition of Sirius (see slide 48 reconciliation). Return on equity based on opening common equity. (3) Normalized Operating Return makes adjustments for investment returns, f/x, other comprehensive income, and excess capital. All adjustments are made on an after-tax basis. Please see slide 51 for reconciliation. (4) Sirius Group's internal estimate of average undeployed capital per most conservative rating agency view, net of safety buffer of $200mm.

19

Proactive Capital Management Strategy

Sirius Group takes a prudent approach to baseline capital management, and takes a proactive approach to returning excess capital to shareholders

Capital Strategy

- Owner-oriented capital management
- Sirius Group anticipates deploying capital into:

Strategy	Capital Profile
▪ Risk Assets	Medium
▪ Long-Term Life Reinsurance	Low
▪ Primary Direct	Low
▪ A&H & Other Organic Growth	Low

- Anticipate a market dividend yield (~1.75% in near-term)
- Proactive and opportunistic share repurchases can add significant value over time

Key Capital and Leverage Metrics

	June 30, 2018
GAAP common equity	$2.0bn
Total GAAP Capital[1]	$3.1bn
Total Financial Leverage[1]	26%
Redundancy[2]:	
Rating Agency Excess Capital	>$0.6bn
Bermuda Solvency Capital Requirement	$1.1bn
Senior Debt	• 4.6% (USD) due 2026 • No financial covenants or mandatory deferral
Subordinated Debt (Tier 2 Capital)	• 3.65%[3] (SEK - 3 month STIBOR + 4%) due 2047 • No financial covenants; mandatory deferral in Enhanced Capital Requirement event; optional deferral
Investment Portfolio Risk Tolerance	75% of GAAP common equity

(1) GAAP capital plus $261mm GAAP Deferred Tax on Safety Reserve, consistent with Swedish regulatory treatment. (2) As of 12/31/2017. (3) Reflects rate at 6/25/2018.

Sirius Group Easterly Acquisition

20

ROE Deconstruction

Cat Load Adjustment	Underwriting Deployment	Investments	Other
▪ 2019 cat load above 2018 projections	▪ Net earned premium momentum, +$218mm (+21%), improves operating efficiency ▪ Assumes no improvement in current pricing environment	▪ Reversal of 2018 losses due to interest rate increases ▪ Reflects incremental allocation to risk assets	▪ Corporate and underwriting expenses increase at an inflationary rate



10.1%
(3.2%)
3.5%
2.1%
(2.1%)
10.4%
2018E Cash ROE (1)
Cat Load Adjustment
Underwriting Deployment
Investments and F/X
Other
2019E Cash ROE (1)

GAAP ROE	9.3%	(3.2%)	3.5%	2.1%	(2.0%)	9.7%

Note: Assumes no changes in current financial leverage. Return on equity based on opening common equity. Projections reflect normal course capital management activity (dividends and share repurchases) to manage overall capital levels within operating targets.
(1) Excludes $15.8mm of non-cash amortization expense associated with IMG and Armada acquisitions. ROE calculations based on common equity.

Sirius Group | Easterly Acquisition

21

Selected Historical And Projected Operating Financials

($ in millions, derived from audited financial statements)

Income Statement Items	Historical				Forecast		
	2014A	2015A	2016A	2017A	2018E	2019E	2020E
Gross Premiums Written	$1,137	$1,161	$1,269	$1,439	$1,888	$2,065	$2,281
Net Earned Premiums	874	847	890	1,035	1,253	1,478	1,661
Underwriting Profit	205	127	53	(79)	169	158	196
Investment Yield Income	41	40	56	57	43	56	57
Cash Earnings [1]	186	206	19	(58)	194	213	265
GAAP Combined Ratio	77%	85%	94%	108%	87%	89%	88%
Projected Capital Return to Shareholders [2]					$7	$91	$94

Balance Sheet Items	Historical				Forecast		
	2014A [4]	2015A	2016A	2017A	2018E	2019E	2020E
Total Cash and Investments	$3,290	$3,678	$3,815	$3,604	$3,665	$3,833	$4,073
Goodwill and Intangibles	15	10	5	617	601	585	569
Total Assets	$5,192	$5,092	$5,167	$5,824	$6,189	$6,597	$6,951
Loss and LAE reserves	$1,810	$1,644	$1,620	$1,899	$1,920	$2,150	$2,282
Debt	403	403	396	723	696	696	696
Total Liabilities	$3,179	$2,883	$2,927	$3,800	$4,004	$4,304	$4,502
Total Shareholders' Equity [2]	$2,013	$2,209	$2,239	$2,023	$2,185	$2,293	$2,448
Total Liabilities and Equity	5,192	5,092	5,167	5,824	6,189	6,597	6,951
Total Insurance Float [3]	$1,566	$1,357	$1,315	$1,427	$1,427	$1,472	$1,540

(1) Cash earnings defined as pro-forma comprehensive "cash" net income , which excludes $15.8mm of non-cash amortization expense associated with IMG and Armada acquisitions (see slide 48 reconciliation). (2) Forecast figures reflect projected dividends and share repurchases. (3) Standard industry definition, not audited. (4) 2014A balance sheet not audited at this level.

22

Peer Group Operational Benchmarking

Sirius Group's growth and return profile is attractive relative to that of most of its public comparable companies



Growth
'18E-'19E Revenue Growth
11.1%
Sirius Group
7.0%
Peer Group Median
9.2%
Beazley Group
8.7%
Hiscox
8.3%
Everest Re
7.0%
RenaissanceRe
6.2%
Lancashire Holdings
4.4%
Arch Capital Group
2.5%
AXIS Capital Holdings
'18E-'19E Net Income Growth
9.9%
Sirius Group (1)
7.6%
Peer Group Median
48.7%
Beazley Group
43.7%
Everest Re
19.6%
Hiscox
7.6%
Lancashire Holdings
6.6%
Arch Capital Group
6.1%
AXIS Capital Holdings
-21.8%
RenaissanceRe
Profitability
2019E ROE (3)
10.4%
Sirius Group (1)
10.9%
Peer Group Median
17.2%
Beazley Group
13.4%
Hiscox
12.1%
Lancashire Holdings
10.9%
Everest Re
10.3%
Arch Capital Group
9.7%
RenaissanceRe
9.3%
AXIS Capital Holdings
2019E ROATCE (3)
12.0%
Sirius Group (2)
11.1%
Peer Group Median
18.8%
Beazley Group
14.6%
Hiscox
14.1%
Lancashire Holdings
11.1%
Arch Capital Group
11.0%
Everest Re
10.3%
RenaissanceRe
10.0%
AXIS Capital Holdings

Source: Sirius Group provided materials, FactSet, SNL, Easterly analysis. Market data as of 9/10/2018.
Note: Sirius' net income / returns above are "cash earnings", defined as pro-forma comprehensive "cash" net income, which excludes $15.8mm of non-cash amortization expense associated with IMG and Armada acquisitions (see slide 48 reconciliation). (1) If non-cash amortization expense is included, 2018E-19E Net Income Growth would be 10.8% and 2019E ROE would be 9.7%. (2) Tangible Common Equity adjusted for 6/30/2018E Deferred Tax Liability of $261mm. If non-cash amortization expense is included and Tangible Common Equity is not adjusted for the Deferred Tax Liability, 2019E ROATCE would be 13.2%. (3) ROE and ROATCE calculations based on common equity for Sirius Group.

23

Peer Group Valuation Benchmarking

Sirius Group is offered to market at a significant discount to peers on a price / book, price / tangible common equity, and price / 2019E basis

Valuation

Price / Book



22% discount to peer median
1.05x
1.34x
Sirius Group
Peer Group Median
2.65x
2.57x
1.45x
1.34x
1.20x
1.04x
1.03x
Beazley Group
Hiscox
Arch Capital Group
Lancashire Holdings
RenaissanceRe
Everest Re
AXIS Capital Holdings

Price / Pro Forma Tangible Common Equity



19% discount to peer median
1.25x
1.54x
Sirius Group (1)
Peer Group Median
2.91x
2.79x
1.57x
1.54x
1.28x
1.11x
1.05x
Beazley Group
Hiscox
Arch Capital Group
Lancashire Holdings
RenaissanceRe
AXIS Capital Holdings
Everest Re

Price / 2019E



7% discount to peer median
10.6x
11.4x
Sirius Group (2)
Peer Group Median
17.3x
13.4x
12.6x
11.4x
11.0x
10.7x
8.8x
Hiscox
Beazley Group
Arch Capital Group
RenaissanceRe
Lancashire Holdings
AXIS Capital Holdings
Everest Re

Source: Sirius Group provided materials, SNL, FactSet. Market data as of 9/10/2018.
(1) Sirius Group's multiple based on 1.05x P/BV at transaction date and adjusted for 6/30/2018E Deferred Tax Liability of $261mm. If Tangible Common Equity is not adjusted for the Deferred Tax Liability, Price / Pro Forma Tangible Common Equity would be 1.47x. (2) Based on "cash earnings," defined as pro-forma comprehensive "cash" net income, which excludes $15.8mm of non-cash amortization expense associated with IMG and Armada acquisitions(see slide 48 reconciliation). If non-cash amortization expense is included, Price / 2019E Earnings would be 11.4x.

24

TRANSACTION OVERVIEW AND TIMING

Pro Forma Ownership Summary and Sources & Uses of Cash

(All amounts in millions, except per share amounts)

Anticipated Pro Forma Ownership at Closing(1)

	# of Pro Forma Sirius Group Shares	% of Pro Forma Sirius Group Shares
Current Sirius Group Shareholders(2)	105.9	83.7%
Easterly Public Shareholders	8.3	6.6
Easterly Sponsor	1.0	0.8
Private Placement Investors	11.4	8.9
Total	126.6	100.0

Easterly Warrants Outstanding (EACQW)

	Amount	Strike Price	Expiration	Notes
Existing Public Warrants	10.00	$11.50	5 Years	Redeemable when share price reaches $18.00 (existing)
in Sirius Share Equivalent	*5.861*	*$19.62*	*5 Years*	*Redeemable when share price reaches $30.71 (Sirius equivalent)*

- May tender for warrants

Proposed Sources & Uses of Cash

Sources of Cash		Uses of Cash	
Easterly Cash in Trust	$148	General Corporate Purposes(4)	$337
Private Placement Proceeds(3)	202	SPAC Fees & Expenses	9
		Private Placement Fees & Expenses	4
Total Sources of Cash	**$350**	**Total Uses of Cash**	**$350**

Valuation and Share Price at Close

Valuation	
Market Capitalization	$2,249
(/) Total Pro Forma Sirius Group Shares Outstanding	126.6
Price per Share at Trust Value	$17.77

- **$17.77 represents 1.05x BV multiple in Sirius Group share equivalent**
- **In Easterly share equivalent, price per share at trust value is $10.41**
- **This represents a (22%) discount to peer median**

Source: Sirius Group provided materials. Market data as of 9/10/2018.
Note: Assumes no redemptions of Easterly common stock and subject to change depending on future redemption amounts, if any.
(1) Shares shown on a Sirius Group basis, in which Easterly shares are converted at an exchange ratio of 0.586x. See slide 34 for more detail. (2) Assumes redemption of ABRY's Preference Shares for $95 million and redemption of CMIG shares for $250 million at the issue price of 1.05x P/B. (3) Sirius Group may increase the total amount of the private placement, depending on Easterly Cash in Trust at closing, to achieve a target public float of $350mm. (4) Sirius Group intends to use $95 million of the $350 million target proceeds to redeem ABRY's Preference Shares. If the total proceeds are less than $350 million, Sirius Group will use other internal sources to redeem ABRY's Preference Shares, which would reduce its shareholders equity at closing.

26

BACKSTOP INVESTMENT Backstop Summary Terms (1) Common Share Equivalents (in the form of Additional Key Deal Points  Preference shares investors will receive warrants Securities Convertible Preferred Shares) and common stock – – – 5 year term Strike price equal to 125% of the issue price Estimated warrant value less than 5% of total commitment Format Private Placement Offering Shareholder Agreement  1.05 multiplied by estimated 9/30 adjusted DBVPS  At closing, CM Bermuda agreed to vote to ensure that at least a majority of the Board of Directors are Independent Directors for at least a period of 3 years After 3 years, CM Bermuda agreed to vote on mutually acceptable independent directors with an independent nominating governance committee making the ultimate decision if a conflict exists CM Bermuda also agreed to vote in favor of a sale transaction that has delivered a total return of at least 67.5% versus the issue price and that is approved by a majority of Independent Directors and 80% of Sirius Group's voting shares after the 1st anniversary of the closing of the Private Placement Shareholder agreement terminates when fewer than 25% of the preference shares are outstanding Issue Price  Consistent with merger terms and common stock PIPE $213mm(2) – $205mm preferred shares – $8mm common shares Automatic conversion of preference shares if: – 30 day VWAP plus aggregate common share dividends & distributions equal or exceed 1.40x the Issue Price – And; the Conversion Shares represent less than 25% of the Public Float   Notional    Conversion Private Placement Investors – Pass through of common stock dividend – Step-up to 3-month LIBOR plus 400bp if preferred shares are outstanding after year 5 Preferred Dividend – Sirius can elect to reallocate $102mm of the commitment to common stock PIPE investors at its discretion Backstop Flexibility Source: Company materials. (1) Summary does not purport to be a complete description of all material terms. Refer to the form of subscription agreement, certification of designation and warrant that are filed as exhibits to the registration statement. (2) Reflects commitment amounts. 27

Illustrative Transaction Timeline

Timeline	
August 30th	Private Placement Announced
Mid-September	Receive SEC Comments on Registration Statement; File Amended Registration Statement; European Investor Meetings; Analyst Day
Late September	Set Record Date / Shareholder Vote Date; Determine 3Q Estimates
Early / Mid October	Conduct Deal Roadshow; Hold Special Meeting of Easterly Shareholders
Late October	Close Deal

Closing conditions: no insurance regulatory approval needed, no minimum cash condition

Sirius Group Easterly Acquisition
28

APPENDIX

EXCEPTIONAL AND DIFFERENTIATED GLOBAL PLATFORM Sirius Group operates seamlessly around-the-world with a shared culture Underwriting Culture Conservative underwriting culture European Franchise Sirius International is a Swedish-based (re)insurance company that has been in business since 1945    Operates through a diverse branch office network (Hamburg, Liege, London, Singapore, and Zurich) that is well-known and respected internationally Includes Integrated Lloyd’s Vehicle, Sirius Syndicate 1945, with a Managing Agency in London  Extensive and durable customer relationships lead to better pricing   Superior results: overall combined ratio averaging 5% outperformance versus peers from 2009 – 2017 North America & Bermuda Sirius America is a U.S. based (re)insurance company that provides admitted paper in the U.S.  – Accesses Canadian and Latin American markets via Miami and Toronto offices  Sirius Bermuda is the top operating (re)insurance company – Legal entity assumes intercompany reinsurance risk from subsidiaries 30

WELL-POSITIONED TO DELIVER SHAREHOLDER VALUE Sirius Group’s franchise is uniquely situated to scale and create shareholder value in a public setting Existing Strengths Proven Leadership Ongoing Franchise Evolution Expanding underwriting teams   Emerging premiums and profitability from investments in new lines of business Proactive, owner-oriented management – Unique Underwriting Franchise   Capital management strategy aligns with shareholder value creation Transformative M&A capabilities – Best-in-Class A&H Platform   Significant global pipeline Flexibility to source and close more deals as a public company – – Heavy Specialty Growth Focus  31 Highly differentiated platform with significant scarcity value in the global (re)insurance market

TRANSACTION STRUCTURE The Sirius Group / Easterly merger will utilize a reverse triangular merger Pro Forma Structure Transaction Steps A subsidiary of Sirius Group merges into the SPAC and the SPAC becomes a wholly-owned subsidiary of Sirius Group 1 SPAC Shareholders Sirius Group Shareholders 2 SPAC shareholders exchange their shares of the SPAC for shares in Sirius Group 2 Sirius Group (Bermuda)  Easterly shareholders receive an estimated 0.586 shares of Sirius Group per Easterly share SPAC cash is retained by the Sirius Group for general corporate purposes SPAC (U.S.) Merger Sub (U.S.) 3 3 1 Sirius Group’s common shares listed on the Nasdaq 4 4 Sirius Group lists its shares on the Nasdaq 32

PRO FORMA CORPORATE STRUCTURE



China Minsheng Investment Group Corp., Ltd. ("CMIG") (China)
~82% (1)
Three Corporate Shareholders (each owning less than 10%)
~18% (1)
CM International Holding Pte. Ltd. ("CMIG International") (Singapore)
~84% (2)
Former EACQ Shareholders / Private Placement Investors (3)
~16% (2)
CM Bermuda, Ltd. ("CMB") (Bermuda)
Sirius International Insurance Group, Ltd. (Bermuda)
Easterly Acquisition Corp
Sirius International Group, Ltd. (Bermuda)
Sirius Bermuda Insurance Company (Bermuda)
International Medical Group, Inc (United States) (IMG)
Sirius International Insurance Corporation (Sweden)
ArmadaCorp. Capital, LLC (United States
Sirius Global Solutions (United States)
Sirius America Insurance Company (United States)
Sirius Syndicate 1945
Sirius International Holdings Ltd. (Luxembourg)
Global Offices
Registrant listed on Nasdaq
Regulated Insurance Company
Managing General Agency / Underwriter

Primary Insurance Supervisory Bodies:

- Bermuda/ Group Supervisor: Bermuda Monetary Authority
- Swedish FSA
- NY Department of Financial Services
- UK Prudential Regulatory Authority
- Australian PRA
- Hong Kong Commissioner of Insurance
- Insurance Department of Tennessee

Note: Simplified organizational structure
(1) Represents ownership of CMIG International. (2) Represents ownership of Sirius Group assuming redemption of ABRY's Preference Shares for $95mm, total capital raise of $350mm, and separate redemption of CMB's shares for $250mm. (3) Includes Easterly sponsor, public shareholders, and private placement investors.

33

ILLUSTRATIVE SIRIUS-TO-EASTERLY SHARE CONVERSION DETAILS Each share of Easterly common stock will be converted into a fraction of a Sirius common share equal to the Exchange Ratio 0.586 Exchange Ratio: 9/30/18 Adj. Sirius BVPS $16.92 1 Share of Easterly Common Stock Total Share Count (mm) Transaction Value ($mm) Equivalent Price per Share at Trust Value ($) EACQW Warrant Exercise Price ($) EACQW Warrant Knockout Price ($) 1.0 216.0 $2,249 $10.41 $11.50 $18.00 x 0.586 0.586 126.6 $2,249 $17.77 $19.62 $30.71 0.586 0.586 0.586 Total Number of Warrants (mm) 10.00 x 0.586 5.86 Source: Sirius Group provided materials. Note: Assumes no redemptions of Easterly common stock and subject to change depending on future redemption amounts, if any. (1) Based on $10.41 cash in trust per Easterly share and 1.05x forecasted 9/30/18 BVPS of $16.92. 34 Represents 1.05x Adj. Sirius BVPS Easterly Sirius Equivalent Equivalent Easterly-to-Sirius (1)

GLOBAL CORPORATE TEAM Sirius Group’s management team has extensive operational and strategic experience, including executing billions of dollars of M&A transactions     Differentiated history of operating Sirius Group and other insurance companies Allan Waters at GEICO, Fund American and CFO of White Mountains Kip Oberting at White Mountains, as CFO of Montpelier Re Gene Boxer as GC of Cushman & Wakefield, and a senior member of Restructuring and M&A Groups at AIG Monica Cramér-Manhem has been with Sirius Group affiliates since 1985 Neal Wasserman has led runoff transactions team since 2000 ERM and reserving led by Jeff Davis, previous Chief Actuary for Munich Re Ralph Salamone oversees financial reporting, operations management, and tax planning Opportunistic, experienced M&A and strategic functions focused on economics and shareholder value creation       Billions of dollars of transactions, includes JV’s, strategic investments, divestitures and pioneering sidecar and runoff transactions 35

GLOBAL UNDERWRITING ORGANIZATION Sirius Group’s underwriting team has years of experience both at the company and in the overall industry  Proven (Re)insurance team with significant Sirius Group and industry experience  Underwriting comes-first culture, team’s experience, and customer relationships  Jan Onselius, as Group CUO, leads Sirius Group’s “four eyes” process and portfolio optimization  Average Sirius Group underwriting team tenure of 25 years and average industry experience of 31 years (1)  Key recent hires to lead U.S. Environmental, Surety, Long-Term Life Reinsurance, and Casualty efforts  In addition to Growth Line Managers, there are 9 branch managers leading local offices (1) Excludes tenure of recent Growth Line hires. 36

SUPERIOR UNDERWRITING MARGINS Relationship-driven, granular risk portfolio, combined with prudent underwriting has delivered superior and less volatile financial results Historical Combined Ratio Outperformance vs. Industry 15.0% 10.0% 5.0% 0.0% -5.0% 2009 2010 2011 2012 2013 2014 2015 2016 2017 Reinsurance (1) Industry Average Outperformance Sirius Group Difference (1) Represents published industry results as per S&P’s global reinsurance highlights for Top 40 Reinsurers. 37 2009-201790%95%5%

GLOBAL ACCIDENT & HEALTH (RE)INSURANCE Sirius Group’s market leading Global A&H platform is a proven growth engine Line of Business Overview Global leaders across the full value chain writing $508 million of premium in 2018 •  Global reinsurance platform, US primary direct book, 2 U.S. MGU’s (travel & supplemental health)  Longevity – 52% of the book is from relationships of 10 years or more • Wide range of specialty products  Products ranging from disability, travel medical, stop-loss, accident, and ex-pat health coverages written on a global basis • Long-term partners, high persistency with superior profitability • Decade of consistent outperformance • Competitive positioning and product offerings significantly enhanced by IMG and Armada acquisitions ($ in mm) 2017A 2018E 2019E 2020E 38 Gross W ritten Premiums $495 $508 $517 $554

Specialty Lines and Casualty – Growth Initiatives

Sirius Group's Specialty Lines and Casualty business segment represents attractive growth opportunities

Line of Business Overview

- **Primary Surety:** Wide variety of contracting and business bonding activities distributed through a network of third party agents
- **Primary Environmental:** Suite of products designed to cover the discovery at premises, or sudden / accidental release of environmental contaminants.
  - Team with demonstrated record of success hired from US competitor
- **Long-term Life Reinsurance:** opportunities for blocks from $100 million+
  - Focused on spread risks: builds AUM with low liability risk:
    - Structured settlements
    - Fixed and variable deferred annuities
    - Complex whole / universal life and disability
- **Casualty Reinsurance:** Treaty and excess covers
  - Float – long duration liabilities
  - Wrote $484 million GPW in largest year

Key Highlights

- Attracted superior talent and positioned for long term, profitable growth
- Complementary products increase Sirius Group's value to insurance brokerage community
- Less volatile and capital efficient
- Near-term small financial drag, long-term highly positive
- Entrepreneurial team leader joined the Life business in September 2017
- Re-entered the U.S. casualty market in 2017 as cycle turned, bringing great talent from XL Catlin
  - New leader brought success with approval by key client Security Committees such as Starr, Allied World, and AIG.

($ in mm)	2017A	2018E	2019E	2020E
Gross Written Premiums	$218	$332	$453	$564

Sirius Group Easterly Acquisition

39

RUN-OFF SERVICES – SIRIUS GLOBAL SOLUTIONS Sirius Global Solutions uniquely complements its core businesses Line of Business Overview Sirius Global Solutions: Acquire liabilities through acquisitions and LPT’s Key Highlights Since 2000 when team joined, 14 deals for >40% IRR; $101 million of reserves at 6/30/2018 • • Transaction gains generated through:  Proactive claims management, policy buy-backs and commutations;  Other embedded assets incl. shell/license values  Float – long duration liabilities • Increasing demand for LPT’s on runoff of recent soft-market casualty portfolios • Continued focus on sourcing “below the radar” opportunities 40

FINANCIAL STRENGTH RATINGS OVERVIEW Positive momentum since public listing announcement with potential further improvement upon closing 41 FSR: A-; stable outlook Fitch’s view of Sirius continues to reflect the company’s established reinsurance franchise, very strong long-term financial performance, reasonable financial leverage, and very strong capitalization. Key Rating Considerations Continued expansion of shareholder base Continue to perform with strategic and operational plans Changes Since Public Listing Announcement: Outlook adjusted to “stable” FSR: A; under review + negative outlook Gross premium revenue is expected to remain resilient, supported by long-standing relationships with its cedants and growth in niche segments such as accident and health. Key Rating Considerations Continued expansion of shareholder base Continue to perform with strategic and operational plans FSR: A-; stable outlook Sirius has a strong competitive position, in our view, mainly stemming from its geographic diversity and strong relationships with its cedants …The group's product diversity also supports our view of its strong competitive position. Key Rating Considerations Maintaining strong operating performance & capital position Continue to perform with strategic and operational plans

REINSURANCE & RETROCESSIONAL STRATEGY Robust reinsurance and retrocessional strategy to optimize risk-adjusted underwriting returns Key Elements of Reinsurance & Retrocessional Strategy  Retrocession programs protect property, aviation, trade credit and marine exposures  The majority of Sirius Group’s property catastrophe excess of loss book is protected through proportional treaties providing sidecar economics with superior tail protection. 14 longstanding individual contracts allow Sirius Group to optimize profitability by varying placements  The proportional property program is designed to arbitrage underwriting cycles and reduce exposure both to large catastrophe losses and to a frequency of smaller loss events  Contracts are placed with no caps on ceded aggregates or event limits resulting in uncapped vertical and unlimited sideways cover for cat, frequency and attrition providing superior protection for remote tail risk and non-modelled perils - A total of $2.8bn in ceded aggregate limits excluding reinstatements.  Provides stable, cost effective capacity in peak zones and the ability to maintain a strong foot print in markets in soft underwriting cycles by enhancing market profile and demonstrate underwriting capability, continuity and brand  Diversifies the inwards account, while placing proportional treaties on an undiversified basis to maximize profit commission generating significant risk free commissions  Augments the pro rata program with purchases of XOL protections and opportunistic purchases of industry loss warranties ('ILW/ILS’) 42

NATURAL CATASTROPHES – PML SUMMARY

Sirius Group manages its overall natural catastrophe and single risk exposure levels to balance underwriting profitability and protection of the ongoing franchise in response to outsized industry events

- 2017 Global Cat Losses of $259mm[1]
- Sirius Group's net losses represent only 0.2% of estimated $132bn of industry losses for these events

Sirius International Insurance Group, Ltd.
Net PML Comparison

(Data at 7/1/18 and $ in millions)		Return Period[2]		
		25 Year	100 Year	250 Year
Global	Global Annual Aggregate	$436	$694	$835
	Global Wind Occurrence	207	445	585
	Global Earthquake Occurrence	140	322	480
United States	US Southeast Occurrence	90	320	500
	US Northeast Occurrence	20	133	282
	California Earthquake Occurrence	33	213	414
Europe	Europe Wind Occurrence	70	165	240
Asia	Japan Wind Occurrence	33	141	187
	Japan Earthquake Occurrence	20	65	124
Rest of World	Latin America Earthquake Occurrence	38	92	157

Note: Net losses are after reinsurance recoveries and reinstatement premiums and before tax, consistent with peer catastrophe loss disclosures.
(1) Net of reinsurance, excluding reinstatement premiums. (2) All data is presented on an net occurrence basis except Global Aggregate.

Sirius Group Easterly Acquisition
43

LOSS RESERVING PHILOSOPHY

Management books reserves conservatively in keeping with its core principle to maintain a disciplined balance sheet

1. Loss ratios for most recent underwriting years generally booked to highest of plan, pricing, and projected

2. Quarterly internal reviews and monitoring by Actuarial in consultation with Underwriting and Claims staff
   - Comprises 95% of gross and net liabilities
   - Results reviewed by Group Chief Actuary

3. Annual year-end analysis performed by internal Actuarial in consultation with Underwriting and Claims staff
   - 100% of gross and net liabilities
   - Supplemented with independent analysis and review performed by PWC as part of audit

4. Independent consultants used for:
   - Periodic ground up analysis of asbestos exposure
   - Special liabilities such as primary workers compensation claims and Latin America surety
   - Periodic independent review for risk management purposes and Board reporting

Historical Loss Reserve Release[1]



($ in millions)
$30
$57
$47
$34
$48
$98
$51
$64
$1
$13[2]
2009A
2010A
2011A
2012A
2013A
2014A
2015A
2016A
2017A
2018E

Source: Company materials.
Note: (1) 2009-2011 excludes Esurance. (2) Sirius Group does not include any provision for future (un)favorable reserve development in its financial forecasts.

Sirius Group Easterly Acquisition
44

SIRIUS GROUP TAX POSTURE Sirius Group’s tax efficiency is enhanced by its global legal and operating structure, deferred tax assets, and Safety Reserve Tax Posture Swedish Safety Reserve The global legal entity structure includes tax-efficient holding companies in Bermuda and the United Kingdom The Safety Reserve concept is unique to Sweden and was established to enhance the financial strength of Swedish insurance companies through the build-up of regulatory capital to support policyholder claims. Swedish tax law permits Swedish insurance companies to transfer pre-tax amounts into an untaxed reserve referred to as the Safety Reserve The Safety Reserve can only be utilized to offset technical underwriting losses or in rare circumstances as laid out in regulations with special approval from the Swedish Financial Supervisory Authority (FSA) to offset any other losses. Otherwise, the Safety Reserve can only be released and distributed (with related taxes being paid) if regulatory prescribed minimum levels of premium and loss reserves are not maintained Under Swedish GAAP, the Safety Reserve is a segregated component of Sirius International’s balance sheet. For Solvency II purposes, 100% of the Safety Reserve is recognized as Tier 1 Capital. Under IFRS and U.S GAAP, an amount equal to the Safety Reserve, net of a related deferred tax liability is included in equity.   Historically, the group’s cash taxes have trended well below US GAAP taxes because of deferred tax assets (e.g. tax loss carryforwards that reduce income subject to cash tax) and the Swedish Safety Reserve (described to the right)   The group is positioned to take advantage of the downward trend in applicable corporate tax rates   Ongoing tax planning includes further optimization of our global legal and operating structure and deferred tax assets, as well as continued adaptation to the new tax laws in the US and other countries  45

INDEPENDENT BOARD GOVERNANCE Sirius Group’s corporate governance to be enhanced by the transaction  Sirius Group’s existing Board and governance structures are consistent with that of a public company  Board has 3 members of management, 2 independent directors and 1 CMIG representative Allan Waters (Chairman) President and CEO, Sirius Group Robert Friedman (Independent) Formerly CIO, Franklin Templeton Funds Monica Cramér Manhem Group COO, Sirius Group; President and CEO, Sirius International Insurance Corporation Full Nasdaq independence listing standards (will not utilize available “Controlled Company” or “Foreign Private Issuer” exceptions) Will have a majority of independent directors and independent committees  Given expedited time frame to close, may take advantage of Nasdaq’s transitional provisions that allow up to one year to satisfy “independent directors” listing standards Will maintain an Audit & Risk Management Committee, Compensation Committee, and Governance and Nominating Committee composed of independent directors Nasdaq listing standards will enhance Sirius Group’s existing Independent Board Governance Post-Transaction Current 46 Kernan (Kip) Oberting Group President and CFO, Sirius Group Liao (Laurence) Feng CEO, CMIG International Sandy Frucher (Independent) Vice Chairman, The Nasdaq OMX Group Member Background

CMIG OVERVIEW CMIG’s partnership with Sirius Group has benefited the organization and provided access to Asian opportunities • China’s largest investment company, CMIG was founded in 2014 by Chairman Dong Wenbiao, former Chairman of China Minsheng Bank, China’s largest private bank Provides direct insight into the Asian capital markets and related investment opportunities Invests directly and alongside partners into industrial & financial services businesses CMIG’s extensive network allows Sirius Group to tap into Asia market for financing at attractive terms • • • CMI Global Advisory Council – Noted Members Romano Prodi Former President of the European Commission; Former Prime Minister of Italy Dominique De Villepin Former Prime Minister of France Marek Belka Former Prime Minister Of Poland Seung Yu Kim Former Chairman of Hana Financial Group Inc. Stephen A. Orlins President of National Committee on United States-China Relations Ronald Dennis Chairman of British East Asia Council Chairman of the McLaren Group Prof. Dr. H C Roland Berger Founder and Honorary Chairman of Roland Berger Strategy Consultants Stephen Roach Former Chairman of Morgan Stanley Asia Robert Engle 2003 Nobel Laureate in Economics 47

HISTORICAL INCOME STATEMENT (U.S. GAAP, $ in millions, derived from audited financial statements except adjustments) Net Earned Premiums $847 $890 $1,035 Other Revenues (2) 9 71 Insurance Acquisitions Expenses 190 210 197 General & Administrative Expenses 27 85 92 Income Tax Expense 47 (7) 26 Net Income to Common $291 $33 ($156) Comprehensive Income Net of Accrued Preference Share Dividends 196 (34) (84) adjust: non-cash amortization expenses ---- 15 Acquisition Expense Ratio 22 24 19 GAAP Combined Ratio 85% 94% 108% 48 Other Underwriting Expense Ratio 13 12 10 Loss & LAE Ratio 50% 58% 78% Pro-Forma Comprehensive "Cash" Net Income $206 $19 ($58) adjust: one time non-recurring CMIG/WTM expenses 10 52 11 Other Comprehensive Income / (Loss) ($95) ($66) $72 Noncontrolling Interests and Other 5 (13) (20) Net Income $286 $45 ($136) Interest and Other Expenses 27 35 38 Other Underwriting Expenses 108 107 106 Loss and Loss Adjustment Expenses $423 $519 $811 Total Revenue $1,107 $995 $1,134 Total Net Investment Return (incl. f/x) 263 95 28 2015A 2016A 2017A

HISTORICAL BALANCE SHEET (U.S. GAAP, $ in millions, derived from audited financial statements) Premiums Receivable 324 395 544 Deferred Acquisition Costs 75 85 121 Goodwill and Intangibles 10 5 617 Total Assets $5,092 $5,167 $5,824 Unearned Premiums 342 398 507 Deferred Tax Liability 264 240 282 Total Liabilities $2,883 $2,927 $3,800 Minority Interests 250 251 - Total Liabilities and Equity $5,092 $5,167 $5,824 49 GAAP Total Financial Leverage25%25%30% Common Equity1,9591,9881,917 Mezzanine Equity--$106 Other Liabilities230273390 Debt403396723 Loss and LAE reserves$1,644$1,620$1,899 Other Assets436280356 Deferred Tax Asset276279244 Reinsurance Recoverable293309337 Cash and Investments$3,678$3,815$3,604 2015A2016A2017A

Financial Projections: Key Assumptions

1 **Premium Growth**

- Organic growth in core business lines as well as the roll-out of strategic growth initiatives
- The financial plan does not incorporate the impact of any Life Reinsurance transactions

2 **Underwriting Assumptions**

- The outer periods do not reflect a change in the (Re)insurance pricing environment
- Changes to the loss ratio are driven by changes in business mix particularly as Sirius Group builds up the U.S. casualty portfolio
- The increase from 2018 reflects the pricing of a load for median expected catastrophe losses

3 **Investment Assumptions**

	Allocation			Returns		
Investment asset composition:	2018	2019	2020	2018[1]	2019	2020
cash, short-term & money markets	$ 472	$ 322	$ 222	0.5%	0.5%	0.5%
fixed income securities	2,451	2,434	2,449	1.3%	2.4%	2.4%
equities and alternatives	742	1,077	1,402	7.7%	7.2%	7.2%
total investment assets	$ 3,665	$ 3,833	$ 4,073	2.2%	3.3%	3.8%

4 **Other Assumptions**

- Corporate and internal underwriting expenses increase at an inflationary rate
- Long-term compensation is at target levels and does not include any change in structure from the contemplated transaction
- Annual $10m of pre-tax transaction related gains from purchasing runoff liabilities at a discount to book by Sirius Global Solutions
- Sirius Group is the accounting acquiror in this transaction
- No changes have been made to Sirius Group's historical accounting methods and no goodwill or intangibles impairments over the projection periods

(1) The projected returns shown for 2018 represents actual results through June 30, 2018 plus six months of forecast for the last six months. Results are shown in original currencies and all periods are before investment expenses.

Sirius Group Easterly Acquisition
50

Financial Projections: Key Assumptions (Cont.)

Pro Forma Earnings Reconciliation	2014	2015	2016	2017
Sirius Group GAAP after-tax comprehensive income / (loss) net of accrued preference shares dividends	$ 186	$ 196	$ (34)	$ (84)
Adjust: removal of one-time WTM/CMIG costs	-	10	52	11
Adjust: non-cash PGAAP amortization expense	-	-	-	15
Sub-total, adjusted GAAP after-tax comprehensive income	186	206	19	(58)
Remove actual investment, f/x and oci results	(85)	(126)	(12)	(94)
Add total investment return, net of excess capital	67	55	57	72
Adjustment to financing costs on capital structure	16	18	28	13
After-tax adjusted pro forma comprehensive income / (loss)	$ 184	$ 152	$ 91	$ (68)
Opening GAAP common equity	$ 1,627	$ 1,763	$ 1,959	$ 1,988
Remove excess capital, net of internal safety margin	(513)	(651)	(762)	(835)
Adjusted opening common equity	$ 1,114	$ 1,112	$ 1,197	$ 1,153
Normalized Operating Return	16.5%	13.7%	7.6%	(5.9%)

Methodology for Adjustments to GAAP

- Actual investment results, foreign exchange and other comprehensive income or losses are removed from the GAAP results and replaced with a total investment return assumption, described below.
- Total investment return is based upon the opening period Ten Year U.S. Treasury Rate plus 100 basis points, net of estimated investment expense equal to 20 basis points.
- GAAP common equity used for returns is adjusted to reflect the removal of rating agency excess capital using the S&P "AA" Capital Adequacy Model net of an internal safety margin.
- The internal safety margin used for all periods is $200m which reflects a buffer above the most conservative rating agency view. This is intended to protect against volatility in earnings resulting from stress scenarios.
- Excess capital is removed from the capital structure pro rata among debt, preference shares, and equity to maintain a consistent level of financial leverage. As such, the financing costs are applied to the adjusted financial leverage.
- All adjustments are made on an after-tax basis using an effective tax rate that reflects the key operating jurisdictions of Sweden, U.S., Luxembourg and Bermuda.

Sirius Group Easterly Acquisition
51